SECURITIES AND EXCHANGE COMMISSION
                     Washington, DC  20549

                       Page 6 of 6 Pages
                         SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 3)

                       PerSeptive Biosystems, Inc.
                       (Name of Issuer)

                       Common Stock, $0.01 Par Value
                (Title of Class of Securities)

                            715271 10 2
                        (CUSIP Number)

                         Jeffrey Rudin
                     MILLIPORE CORPORATION
                         80 Ashby Road
                       Bedford, MA 01730
                        (617) 533-2209

  (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                         August 22, 1997
    (Date of Event Which Requires Filing of this Amendment)

    If  the  filing person has previously filed a  statement  on
Schedule  13G to report the acquisition which is the subject  of this  Schedule 13D, and is filing this schedule because of  Rule
13d-1(b)(3) or (4), check the following box [   ].

    Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

    * The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  715271 10 2

1)  Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of
Above Persons
     1.  Millipore Corporation                  04-2170233
     2.  Millipore Investment Holdings Limited  51-0321703

2)  Check the Appropriate Row if a member of a Group (See
Instructions)
     (a)                    X
     (b)

3)  SEC Use Only

4)  Source of Funds (See Instructions)                        OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6)   Citizenship or Place of Organization
                  Millipore Corporation -- Massachusetts
   Millipore Investment Holdings Limited-- Delaware

Number of         (7)Sole Voting Power Millipore Corporation- 625,876
Shares Bene-         Millipore Investment Holdings Ltd.-- 1,712,481
ficially          (8)Shared Voting Power      0
Owned by          (9)Sole Dispositive Power Millipore Corporation-
Each Reporting    625,876
Person With          Millipore Investment Holdings Ltd. -- 1,712,481
                  (10)Shared Dispositive Power                     0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                  Millipore Corporation --  625,876
                  Millipore Investment Holdings Ltd. -- 1,712,481

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares
(See Instructions)

13) Percent of Class Represented by Amount in Row (11) In aggregate 10.41%

14)  Type of Reporting Person (See Instructions)
_____________________________
        Millipore Corporation                     CO
        Millipore Investment Holdings Ltd.        CO

Item 1.  Security and Issuer
                          [No Change]
       Equity Securities:       Common Stock, $0.01 Par Value
       Issuer:                  PerSeptive Biosystems, Inc.
                                500 Old Connecticut Path
                                Framingham, MA  01701

Item 2.  Identity and Background
                          [No Change]
(a)  Name:Millipore Corporation      Millipore Investment Holdings Ltd.
(b)  State of Organization:Massachusetts       Delaware
(c)  Address of Principal  80 Ashby Road    1013 Centre Road, Suite 350
       Business & Office:  Bedford, MA 01730Wilmington, DE  19805
(d)  Criminal Proceedings: Not Applicable      Not Applicable
(e)  Civil Injunction
     relating to Federal or
     State Securities laws: Not Applicable  Not Applicable

Item 3. Source and Amount of Funds or Other Consideration Millipore Corporation: The reported shares of Common Stock of
             PerSeptive  Biosystems, Inc. were  received  upon
             the  redemption  of 462 shares of  the  Series  A
             Redeemable  Convertible  Preferred  Stock,  $0.01
             Par  Value,  of  PerSeptive Biosystems,  Inc.  on
             August  22, 1995, of 463 shares of such Series  A
             Redeemable  Convertible  Preferred  Stock,  $0.01
             Par  Value, on August 22, 1996 and of 462  shares
             of   such   Series   A   Redeemable   Convertible
             Preferred  Stock, $0.01 Par Value, on August  22,
             1997,  all of which were part of an aggregate  of
             1,850  shares  of such Preferred Stock  delivered
             to     Millipore    Corporation    in     partial
             consideration  for the divestiture  sale  of  the
             physical   assets  and  goodwill   of   Millipore
             Corporation's Life Science Division.
Millipore Investment   The reported shares of Common Stock  of
               PerSeptive Biosystems,
Holdings Limited:      Inc. were received upon the redemption of
             538   shares   of   the   Series   A   Redeemable
             Convertible Preferred Stock, $0.01 Par Value,  of
             PerSeptive  Biosystems, Inc. on August  22,  1995
             and  of  537  shares of such Series A  Redeemable
             Convertible Preferred Stock, $0.01 Par Value,  on
             August  22, 1996 and of 538 shares of such Series
             A  Redeemable Convertible Preferred Stock,  $0.01
             Par  Value, on August 22, 1997, all of which were
             part  of  an  aggregate of 2,150 shares  of  such
             Preferred    Stock   delivered    to    Millipore
             Investment    Holdings   Limited    in    partial
             consideration  for the divestiture  sale  of  the
             intellectual property related to the former  Life
             Science Division of Millipore Corporation.
Item 4.  Purpose of Transaction
    The shares of Common Stock of PerSeptive Biosystems, Inc. reported herein were acquired by the reporting persons as a result of the election by PerSeptive Biosystems, Inc. to redeem the first, second and third installments of its Series A Redeemable Convertible Preferred Stock, $0.01 Par Value, on the required redemption dates by the conversion on each such redemption date of an aggregate of 1,000 shares of such Preferred Stock into Common Stock in accordance with the terms of the Certificate of Designations with respect to such
Preferred  Stock.   An aggregate of 4,000 shares  of  Series  A
Redeemable  Convertible  Preferred  Stock  were  delivered   to
Millipore Corporation and Millipore Investment Holdings Ltd. pursuant to the divestiture sale of the former Millipore Life Science Division to PerSeptive Biosystems, Inc. on August 22,
1994.   The  shares  of  such Preferred Stock  are  mandatorily
redeemable in four equal annual installments on August 22, 1995, 1996, 1997 and 1998 at a cash redemption price of $10,000 per share or by conversion into that number of shares of PerSeptive Biosystems Common Stock yielded by dividing the closing price for such Common Stock on the last trading day before the fifth business day prior to each redemption date. The Series A Redeemable Convertible Preferred Stock is also redeemable in its entirety at the option of the reporting persons in the event that the market value of PerSeptive Biosystems, Inc. Common Stock exceeds a specified target value.
(a)   It  is  expected  that the final  mandatory  redemption
  installment   of   the  Series  A  Redeemable   Convertible
  Preferred Stock may be effected through the conversion into additional shares of PerSeptive Biosystems, Inc. Common Stock.
(b)-(j)While the reporting persons are entitled to certain rights in the event of a default by PerSeptive Biosystems, Inc. in
  its   obligation   to  redeem  the  Series   A   Redeemable
  Convertible   Preferred  Stock  in  accordance   with   the
  mandatory redemption provisions; neither of the reporting persons have any plans or proposals relating to material changes in the issuer's business or corporate structure,
  including  those  matters  enumerated  in  paragraphs   (b)
  through (j) of Item 4 to Schedule 13-d.
The reporting persons are aware that PerSeptive Biosystems, Inc. and The Perkin-Elmer Corporation announced on August 25, 1997 that they have entered into a merger agreement providing for the acquisition of PerSeptive Biosystems, Inc. by The Perkin-Elmer Corporation.

Item 5.  Interest in Securities of the Issuer.
(a)    Millipore Corporation      625,876 shares    2.8 %*
       Millipore Investment Holdings Ltd.1,712,481 shares     7.6%*
                                2,338,357         10.4%*
    * Based on 21,439,000 shares outstanding as of June 30, 1997, as reported in PerSeptive Biosystems, Inc. Form
       10Q Report for the period ended June 30, 1997, plus the 1,019,108 shares issued by PerSeptive Biosystems, Inc. pursuant to the transaction reported hereby.

 (b)   Millipore Corporation              625.876 shares sole power to
     vote or dispose
       Millipore Investment
       Holdings Ltd.        1,712,481 shares   sole power to vote or
     dispose

(c)Within the last 60 days the following sales of the Common Stock of PerSeptive Biosystems, Inc. by the persons enumerated in paragraph (a) above have occurred:
 Person           Date of Sale  Number of Shares   Price per Share
 Millipore Corp     7/16/97         70,000          $7.75
 Millipore Corp     7/17/97         7,500           $7.50
 Millipore Corp     7/22/97         12,500          $7.63
 Millipore Corp     7/24/97         80,000          $7.79
 Millipore Corp     7/25/97         35,000          $7.92
 Millipore Corp     7/28/97         135,000         $7.80
 Millipore Corp     8/1/97          83,500          $9.75
 Millipore Corp     8/4/97          64,500          $9.79
 Millipore Corp     8/5/97          100,000         $9.66

 All of such sales were effected in market transactions through J.P. Morgan Securities, Inc., 60 Wall Street, New York
(d)-(e)                                [No Change].
       Not Applicable

Item 6.Contracts, Arrangements, Understandings or
       Relationships With Respect to Securities of the Issuer.
                         [No Change].
      Not Applicable

Item 7.   Material to be Filed as Exhibits.
                         [No Change].
(1)   Certificate   of   Designations,   Series   A   Redeemable
      Convertible   Preferred  Stock,  ($0.01  Par   Value)   of
      PerSeptive Biosystems, Inc.     Previously Filed

                           SIGNATURE
   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                              September 4, 1997
                                                     (Date)
MILLIPORE CORPORATION


By:   /s/ Francis J. Lunger
Francis J. Lunger, Vice President


MILLIPORE INVESTMENT HOLDINGS LTD.




By:  /s/ Bruce R. Winn
Bruce R. Winn, Vice President


Witness:/s/ Nancy Descano
Nancy Descano
Suite 350, 1013 Centre Road
Wilmington,Delaware 19805